Exhibit A(5)(kk)

                 INSURANCE AMOUNT AND CONTRACT FUND (Continued)

Mortality Charge.--We will compute daily and deduct at the beginning of each contract month a mortality charge from the contract fund. The maximum charge we can deduct is determined by applying to the coverage amount a monthly rate determined as indicated in the Basis of Computation. The coverage amount is the difference between the insurance amount and the contract fund.

We may deduct a lower monthly charge than we describe above. The actual monthly mortality charges we deduct are based on our expectations as to future mortality experience. At least once every five years, but not more often than once a year, we will consider the need to change the basis for the charges. We will make such a change only if we do so for all contracts like this one dated in the same year as this one.

Where required, we have given the insurance regulator where this contract is delivered, a detailed description of our method for determining mortality charges.

                               CASH VALUE OPTION

Cash Value Option.--You may surrender this contract for its net cash value. To do so, you must ask us in writing and in a form that meets our needs. You must also send the contract to us.

As of any date the net cash value is the cash value minus any contract debt. (See page 12.) Here is how we will compute the cash value.

1. If the contract is not in default: The cash value on surrender at any time in the first six contract years is the contract fund, minus a surrender charge. The cash value on surrender at the end of the sixth contract year or later is the contract fund.

2. If the contract is in default during its days of grace: We will compute the net cash value as of the date the contract went into default. But we will adjust this value for any loan you take out or pay back or any premium payments you make in the days of grace.

We will usually pay any net cash value within 7 days after we receive your request and the contract at our Service Office.

But we have the right to defer payment if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) the SEC lets us defer payments to protect our contract owners.

Surrender Charge.--For each of the first six contract years the surrender charge is the contract fund times the surrender factor that applies. We show the surrender factors below. But the surrender charge will not exceed 9% of the initial premium. For the seventh and later contract years there is no surrender charge.
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                             TABLE OF SURRENDER FACTORS
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    Contract              Surrender          Contract           Surrender
      Year                 Factor              Year              Factor
--------------------------------------------------------------------------------
       1                     .09                5                   .05
       2                     .08                6                   .04
       3                     .07                7 and later         .00
       4                     .06
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                                     II-18